SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly-Held Company

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Brasil Telecom Participações” or “Company”), based on art. 157 of Law 6,404/76, and CVM Instruction 358/02, complementing the Material Facts disclosed on this date, in which the Company reaffirms that the Extraordinary General Shareholders’ Meeting of Brasil Telecom S.A. (“Brasil Telecom”), summoned for September 30, 2005, will indeed take place, informs the Company’s and Brasil Telecom’s Shareholders and the market in general, that Your Honor, Mr. Benjamin Zymler, Minister of the Federal Account Tribunal, proferred, at this date, the following decision (emphasis of the original document):

“FEDERAL AUDIT COURT
Office of Minister Benjamin Zymler

Nature: Representation

ORDER

     The case under examination deals with a document forwarded by Senator Leomar Quintanilha (Official Letter No. 106/2005-CMA), Chairman of the Environment, Consumer Defense and Regulation and Control Committee of the Federal Senate, in which there is the following request: “for the sake of caution, aiming at protecting the public treasury, I hereby suggest the immediate suspension of all transactions held between the Pension Funds FUNCEF, PREVI and PETROS and CITIGROUP, concerning BRASIL TELECOM S.A., which are the subject matter of agreements of any kind, including the put agreement, shareholders’ agreement and other, if any, and the representatives of the said Pension Funds and of Citigroup must refrain form performing any acts that result or are likely to result in taking over the management and control of the abovementioned concessionaire of public fixed telephone services, until the conclusion of all pending investigations on the transactions involving the said Pension Funds and Citigroup, in course at the Brazilian Congress and at the Federal Audit Court.

     Therefore, the present suggestion directly entails the suspension of Brasil Telecom Special general Meeting scheduled to take place at 10 a.m. on September 30, 2005 at the said concessionaire’s registered office.”

     The petition prepared by the distinguished Senator refers to TC 012.886/2005 -2, and must be accepted as a Representation. I analyze, therefore, the issues related with admissibility and merit of the claim submitted.

     In the case files of TC 012.886/2005 -2, a precautionary measure was granted along the following lines:

     “In this connection, in the light of the existence of notice in the files of a potential harm the treasury of the cited various pension funds, since the “put” agreement entered into by and between those funds and Citigroup is currently increased by approximately 240% of the actual value of Brasil Telecom’s shares, with the consequent absorption of the in deficit result of these funds, pro rata to their contribution, I hereby grant the precautionary measure, pursuant to art. 45 of Law No. 8.443/92, combined with art. 276 of the Internal Regiment, in the sense to order Banco do Brasil, Petróleo Brasileiro S.A. and Caixa Econômica Federal to adopt measures in respect of PREVI, PETROS and FUNCEF, respectively, so that these funds refrain from entering into the mentioned agreement or, if this has already happened, that the funds in question do not perform any act under such agreement, until the Court decides upon the merit of the question raised.”

     It should be remarked that the determinations outlined in the case files of TC 012.886/2005 -2 were directed to Banco do Brasil, to Petróleo Brasileiro S.A. and to Caixa Econômica Federal (sponsors of funds PREVI, PETROS and FUNCEF), entities that are subject to the jurisdiction of the Federal Audit Court (“TCU”) within the cognitive limits of the precautionary measure, in view of the likelihood of harm being caused to the public treasury, as a result of the execution of the “put” agreement entered into by and between the pension funds PREVI, PETROS and FUNCEF and Citigroup.

     It should be noted that there was a specific agreement from which harm to federal public treasury could result, seeing as art. 21 of the Complementary Law No. 109/2001 provides that “the in deficit result of the plans or of the closed entities shall be equationed by sponsors, participants and assisted parties, pro rata to their contributions, without prejudice to third party regressive claim against officers or third parties that caused the damage or harm to the complementary pension entities.”

     Something different occurs in connection with the request made by the Representative, as Brasil Telecom S/A is not subject to the jurisdiction of the Federal Audit Court (art. 1st, I, of Law No. 8.443/1992); there is no document in the case files that demonstrate a potential harm to public treasury, there is no participation of public bodies or entities in “Brasil Telecom Special General Meeting scheduled to take place at 10 a.m. on September 30, 2005” that would justify an action by TCU, and we also do not verify any periculum in mora or fumus boni iuris to serve as basis for the requested precautionary measure. As such, we do not see a possibility for TCU to suspend or to interfere in the said General Meeting. In the event that there would be any action within the scope of that company that would represent a potential harm to the public treasury, TCU could take action at the public bodies under its jurisdiction with a view to order such bodies to adopt measures regarding the company to avoid damages to public treasury, which is not verified in the present case files.

     Furthermore, in accordance with arts. 237 and 235 of the Federal Audit Court Internal Regiment (RI/TCU), a representation “involving a matter subject to the jurisdiction of the Court must refer to the administrator or person in charge subject to its jurisdiction” (...), and must be accompanied with circumstantial evidence concerning the irregularity of unlawfulness denounced [represented].” (I emphasized).

     In view of the foregoing, seeing as the admissibility requirements provided for in arts. 235 and 237 of the Internal Regiment have not been fulfilled, the present Representation should not be accepted and examined, for which reason I hereby order its dismissal, pursuant to the provisions of the sole paragraph of art. 235 of the RI/TCU, also notifying the contents of the present Order to the Representative and to the Environment, Consumer Defense and Regulation and Control Committee of the Federal Senate.

     As a consequence of the non-acceptance of the present representation, I hereby deny the precautionary measure requested by the distinguished Legislative Officer.

     I also determine the attachment of the Official Letter mentioned above to the case files of TC 012.886/2005 -2.
     Furthermore, I also order 2nd SECEX to proceed with the notifications resulting from this Order.

     The Office, September 29, 2005.

     (signed): BENJAMIN ZYMLER
      Reporting Minister”

In light of the exposed, the Company reiterates that Brasil Telecom’s Extraordinary General Shareholders’ Meeting, summoned to replace the members of the Board of Directors and to appoint the President and Vice-President of the Board of Directors,

will take place in strict accordance to the dispositions of the respective Summons Notice, and the Notice of Cancellation of the Extraordinary General Shareholders’ Meeting, disclosed by Brasil Telecom S.A. at this date has no legal force and is ineffective.

Brasília/DF, September 29, 2005.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer